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                          September 16, 2021

       Sterling Griffin
       Chief Executive Officer
       Harbor Custom Development, Inc.
       11505 Burnham Dr., Suite 301
       Gig Harbor, Washington 98332

                                                        Re: Harbor Custom
Development, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 10,
2021
                                                            File No. 333-259465

       Dear Mr. Griffin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Shih-Kuei Chen at 202-551-7664 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Lynne Bolduc